TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES


We are pleased to report that Mueller's earnings rose 22 percent for the first quarter of 1998 compared with the same quarter of 1997. Net sales, pounds shipped, and operating income all posted double digit gains, resulting in the best first quarter in Mueller's history. Net earnings were $19.3 million, or 97 cents per diluted share, compared to $15.8 million, or 80 cents per diluted share, for the first quarter of 1997.

Net sales for the first quarter were $226.7 million, an increase of 13 percent over sales of $201.4 million during the same quarter of 1997. Pounds shipped totaled 156.1 million, an increase of 25 percent. Of this increase, 83 percent was attributable to acquired businesses. Pounds shipped grew by a larger percent than sales dollars because the price of copper was lower in the first quarter of 1998 than in the same period of 1997.

Improvement in margins in our U.S. copper tube business was of particular importance in achieving record first quarter earnings. Earnings at our copper fittings operations also rose; however volume was down slightly. Brass rod turned in a star performance in both sales and profit. Our DWV plastics business also generated good earnings on excellent volume.

We are making investments to improve our European copper tube operations. Progress was made during the first quarter, and we are optimistic that, over time, these operations will become a significant contributor to Mueller's earnings.

In 1997, Mueller spent $36.9 million on capital improvement programs. In 1998, we expect to spend or commit in excess of $50 million for capital projects. We believe these projects will enable Mueller to further reduce costs and better serve our customers.

U.S. economic conditions continue to be excellent for our business. Housing starts are running at an annualized rate of more than 1.6 million units for the first time in 10 years. Likewise, permits for new construction are the highest they have been since 1986. The supply of unsold new homes on the market is less than four months, the smallest inventory in two decades. Conventional 30-year mortgage rates are low, just above 7 percent. Inflation and unemployment are modest. Consumer confidence is high. Overall, the outlook for the balance of 1998 is promising.

On April 14, 1998 Mueller's Board of Directors declared a two-for-one stock split to be effected in the form of a 100 percent stock dividend.
Stockholders of record on May 12, 1998 will receive one additional share of common stock for each share of the Company's common stock held on that date.

Our Annual Shareholders' Meeting will be held in Memphis, Tennessee on May 7, 1998. You should have already received the notice of the meeting, as well as proxy material and the 1997 Annual Report. We hope you can attend, but if you cannot, we urge you to sign and return your proxy card.

Sincerely,

Harvey L. Karp
Chairman of the Board

William D. O'Hagan
President and Chief Executive Officer


April 16, 1998

Historical Analysis (1994-1998) of Quarterly
Earnings Before Tax and Earnings Per Share

Mueller's earnings have grown substantially over the past four years. In the first quarter of 1998, our Company earned $28.5 million before tax, compared with $6.7 million for the same quarter of 1994, an increase of 325 percent. Diluted earnings per share have risen 385 percent, from $0.20 to $0.97.

[GRAPH]

First Quarter Diluted Earnings Per Share

     1994             $0.20
     1995              0.53
     1996              0.69
     1997              0.80
     1998              0.97


A similar progression is evident in each of the quarters from 1994 to the present:


Earnings Before Tax (millions)
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $  6.7       $  9.1       $ 12.0       $ 13.0       $ 40.8
1995               14.7         15.6         17.0         17.2         64.5
1996               19.3         20.1         23.4         25.6         88.4
1997               23.1         23.6         25.8         28.3        100.8
1998               28.5


Diluted Earnings Per Share
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $ 0.20       $ 0.28       $ 0.45       $ 0.50       $ 1.41
1995               0.53         0.56         0.60         0.65         2.34
1996               0.69         0.71         0.83         0.91         3.14
1997               0.80         0.83         0.92         1.00         3.56
1998               0.97

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                         March 28,1998        March 29,1997
Net sales                                $   226,652          $   201,366

Cost of goods sold                           175,457              155,784
Depreciation and amortization                  5,584                4,832
Selling, general, and
   administrative expense                     17,842               15,496
                                          ----------           ----------
Operating income                              27,769               25,254

Interest expense                              (1,352)              (1,178)
Environmental reserves                          (600)              (2,000)
Other income, net                              2,723                1,030
                                          ----------           ----------
Income before taxes                           28,540               23,106
Income tax expense                            (9,275)              (7,348)
                                          ----------           ----------

Net income                               $    19,265          $    15,758
                                          ==========           ==========

Earnings per share:

Basic:
Weighted average shares outstanding           17,550               17,473
                                          ==========           ==========

Basic earnings per share                 $      1.10          $      0.90
                                          ==========           ==========

Diluted:
Weighted average shares outstanding           19,773               19,592
                                          ==========           ==========

Diluted earnings per share               $      0.97          $      0.80
                                          ==========           ==========













MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                         March 28,1998      Dec. 27, 1997
ASSETS
Cash and cash equivalents                $    76,082        $    69,978
Accounts receivable, net                     143,648            128,902
Inventories                                   93,624             98,181
Other current assets                          13,758             11,990
                                          ----------         ----------
     Total current assets                    327,112            309,051

Property, plant and equipment, net           269,186            260,364
Other assets                                  40,065             41,361
                                          ----------         ----------
                                         $   636,363        $   610,776
                                          ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt        $    18,234        $    18,980
Accounts payable                              32,732             30,530
Other current liabilities                     57,900             51,047
                                          ----------         ----------
     Total current liabilities               108,866            100,557

Long-term debt                                49,508             53,113
Other noncurrent liabilities                  39,637             38,375
                                          ----------         ----------
     Total liabilities                       198,011            192,045

Minority interest in subsidiaries                946                691

Stockholders' equity                         437,406            418,040
                                          ----------         ----------
                                         $   636,363        $   610,776
                                          ==========         ==========















                                     -5-